Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2020

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2020

TABLE OF CONTENTS

Page
Condensed consolidated interim statements of financial position	F - 1
Condensed consolidated interim statements of comprehensive loss	F - 2
Condensed consolidated interim statements of changes in equity	F - 3 - F - 4
Condensed consolidated interim cash flow statements	F - 5 - F - 6
Notes to the condensed consolidated interim financial statements	F - 7 - F - 10

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2019	2020
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,297	5,523
Short-term bank deposits	22,192	21,779
Prepaid expenses	108	426
Other receivables	613	441
Total current assets	28,210	28,169

NON-CURRENT ASSETS
Property and equipment, net	1,816	1,580
Right-of-use assets, net	1,650	1,490
Intangible assets, net	21,891	21,750
Total non-current assets	25,357	24,820
Total assets	53,567	52,989

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	2,692	2,867
Accounts payable and accruals:
Trade	7,794	7,396
Other	1,280	1,260
Lease liabilities	202	200
Total current liabilities	11,968	11,723
NON-CURRENT LIABILITIES
Warrants	658	6,077
Long-term loans, net of current maturities	5,799	4,329
Lease liabilities	1,762	1,630
Total non-current liabilities	8,219	12,036
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	20,187	23,759

EQUITY
Ordinary shares	4,692	8,281
Share premium	265,938	271,107
Capital reserve	12,132	12,639
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(247,966)	(261,381)
Total equity	33,380	29,230
Total liabilities and equity	53,567	52,989

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(5,302)	(4,640)	(9,694)	(10,062)
SALES AND MARKETING EXPENSES	(226)	(182)	(482)	(357)
GENERAL AND ADMINISTRATIVE EXPENSES	(949)	(744)	(1,879)	(1,987)
OPERATING LOSS	(6,477)	(5,566)	(12,055)	(12,406)
NON-OPERATING INCOME (EXPENSES), NET	1,261	(843)	921	(374)
FINANCIAL INCOME	171	35	381	175
FINANCIAL EXPENSES	(440)	(396)	(887)	(810)

NET LOSS AND COMPREHENSIVE LOSS	(5,485)	(6,770)	(11,640)	(13,415)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.04)	(0.03)	(0.08)	(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	145,461,598	220,317,889	139,270,178	198,277,447

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	shares	premium	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2019	3,110	250,192	11,955	(1,416)	(222,520)	41,321
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2019:
Issuance of share capital, net	890	10,437	-	-	-	11,327
Employee stock options exercised	1	27	(27)	-	-	1
Employee stock options forfeited and expired	-	866	(866)	-	-	-
Share-based compensation	-	-	773	-	-	773
Comprehensive loss for the period	-	-	-	-	(11,640)	(11,640)
BALANCE AT JUNE 30, 2019	4,001	261,522	11,835	(1,416)	(234,160)	41,782

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	shares	premium	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	12,132	(1,416)	(247,966)	33,380
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2020:
Issuance of share capital, net	3,581	4,754	-	-	-	8,335
Employee stock options exercised	8	224	(224)	-	-	8
Employee stock options forfeited and expired	-	191	(191)	-	-	-
Share-based compensation	-	-	922	-	-	922
Comprehensive loss for the period	-	-	-	-	(13,415)	(13,415)
BALANCE AT JUNE 30, 2020	8,281	271,107	12,639	(1,416)	(261,381)	29,230

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	shares	premium	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT APRIL 1, 2019	3,928	259,860	12,191	(1,416)	(228,675)	45,888
CHANGES FOR THREE MONTHS ENDED JUNE 30, 2019:
Issuance of share capital, net	73	817	-	-	-	890
Employee stock options exercised	-	9	(9)	-	-	-
Employee stock options forfeited and expired	-	836	(836)	-	-	-
Share-based compensation	-	-	489	-	-	489
Comprehensive loss for the period	-	-	-	-	(5,485)	(5,485)
BALANCE AT JUNE 30, 2019	4,001	261,522	11,835	(1,416)	(234,160)	41,782

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	shares	premium	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT APRIL 1, 2020	4,907	267,140	12,488	(1,416)	(254,611)	28,508
CHANGES FOR THREE MONTHS ENDED JUNE 30, 2020:
Issuance of share capital, net	3,373	3,859	-	-	-	7,232
Employee stock options exercised	1	20	(20)	-	-	1
Employee stock options forfeited and expired	-	88	(88)	-	-	-
Share-based compensation	-	-	259	-	-	259
Comprehensive loss for the period	-	-	-	-	(6,770)	(6,770)
BALANCE AT JUNE 30, 2020	8,281	271,107	12,639	(1,416)	(261,381)	29,230

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2019	2020
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(11,640)	(13,415)
Adjustments required to reflect net cash used in operating activities (see appendix below)	573	1,112
Net cash used in operating activities	(11,067)	(12,303)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(27,510)	(23,751)
Maturities of short-term deposits	24,441	24,335
Purchase of property and equipment	(53)	(1)
Net cash provided by (used in) investing activities	(3,122)	583

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	15,879	13,411
Employee stock options exercised	1	8
Repayments of loans	(47)	(1,331)
Repayments of lease liabilities	(110)	(121)
Net cash provided by financing activities	15,723	11,967

INCREASE IN CASH AND CASH EQUIVALENTS	1,534	247
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,404	5,297
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	34	(21)
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,972	5,523

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2019	2020
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	439	533
Long-term prepaid expenses	(4)	-
Exchange differences on cash and cash equivalents	(34)	21
Fair value adjustments of warrants	(1,354)	(250)
Share-based compensation	773	922
Warrant issuance costs	417	593
Interest and exchange differences on short-term deposits	(440)	(171)
Interest on loans	292	36
Exchange differences on lease liability	-	(8)
	89	1,676

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	848	(146)
Decrease in accounts payable and accruals	(364)	(418)
	484	(564)
	573	1,112

Supplemental information on interest received in cash	442	300

Supplemental information on interest paid in cash	477	534

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 –   GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003.

BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although it has generated revenues from out-licensing transactions in the past, the Company has incurred accumulated losses in the amount of $261 million through June 30, 2020, and cannot determine with reasonable certainty when and if it will have sustainable profits. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements through the end of 2021. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding. Management regularly evaluates various financing alternatives, including funding its clinical development activities via out-licensing or collaborations, and fundraising in the public or private equity markets. However, there is no certainty about the Company’s ability to obtain such funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2020, and for the six months then ended, were approved by the Board of Directors on August 5, 2020, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 –   BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2020 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 –   BASIS OF PREPARATION (cont.)

In the process of preparing the interim financial statements, management makes estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities. These inputs also consider, among other things, the implications of COVID-19 on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. The COVID-19 virus has spread to many countries throughout the world, including to the United States, Europe and Israel, where we currently have our therapeutic candidates manufactured and conduct our clinical trials. At present, we are experiencing some recruitment delays from the deepening and extended impact of COVID-19 on our clinical trials; however, at present, we do not believe these delays will significantly impact our clinical development plans. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates.

NOTE 3 –   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019 and for the year then ended.

NOTE 4 –   AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH BTIG

In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company was entitled, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility.

During the six-month period ended June 30, 2020, the Company issued a total of 676,750 ADSs for total net proceeds of $1.4 million under the ATM facility. From the effective date of the agreement through June 30, 2020, an aggregate of 2,923,552 ADSs were sold under the facility for total gross proceeds of approximately $13.0 million. In April 2020, the Company filed a prospectus supplement reducing the available balance under the facility to approximately $8.5 million. In May 2020, in connection with the registered direct offering (see Note 5), the Company terminated the prospectus supplement and, accordingly, no sales may be made under the facility at the present time.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 –   FINANCINGS

a.
In May 2020, the Company completed a registered direct offering of 5,142,859 ADSs at a price of $1.75 per ADS. In a concurrent private placement, the Company issued to investors in the offering unregistered warrants to purchase 5,142,859 ADSs. The warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.25 per ADS. In addition, the Company granted to the placement agent’s designees, as part of the placement fee, warrants to purchase 257,143 ADSs. These warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.1875 per ADS. The offering raised a total of $9.0 million, with net proceeds of $8.1 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 0.20% and an average standard deviation of 80.2%.

b.
In June 2020, the Company completed a registered direct offering of 2,510,286 ADSs at a price of $1.75 per ADS. In a concurrent private placement, the Company issued to investors in the offering unregistered warrants to purchase 2,510,286 ADSs. The warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.25 per ADS. In addition, the Company granted to the placement agent’s designees, as part of the placement fee, warrants to purchase 125,514 ADSs. These warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.1875 per ADS. The offering raised a total of $4.4 million, with net proceeds of $3.9 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 0.23% and an average standard deviation of 80.9%.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 –   SHAREHOLDERS’ EQUITY

As of December 31, 2019 and June 30, 2020, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2019	2020

Authorized share capital	500,000,000	500,000,000

Issued and paid-up share capital	171,269,528	296,508,550

	In USD and NIS
	December 31,	June 30,
	2019	2020

Authorized share capital (in NIS)	50,000,000	50,000,000

Issued and paid-up share capital (in NIS)	17,126,953	29,650,855

Issued and paid-up share capital (in USD)	4,691,734	8,280,633